Exhibit 99.1

Harney Westwood & Riegels 3501 The Center 99 Queen's Road Central Hong Kong Tel: +852 5806 7800 Fax: +852 5806 7810

7 March 2024

raymond.ng@harneys.com

+852 5806 7883

048427-0031-RLN

The Nasdaq Stock Market LLC

Listing Qualifications

805 King Farm Blvd.

Rockville, Maryland 20850

United States of America

Dear Sir or Madam

ERAYAK Power Solution Group Inc., Company No 352596 (the Company)

We act as legal counsel to the Company for matters of Cayman Islands law only.

We understand from the Company’s legal counsel as to matters of United States law that:

1.	the Rule 5600 Series of the Nasdaq Stock Market Rules sets forth certain corporate governance requirements for Nasdaq-listed companies;
2.	Rule 5635 sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with (i) the acquisition of the stock or assets of another company, (ii) equity-based compensation of officers, directors, employees or consultants, (iii) a change of control and (iv) transactions other than public offerings; and
3.	Nasdaq Marketplace Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), but Nasdaq Information Memorandum IM-5615-3 provides that a Foreign Private Issuer that elects to follow country practice in lieu of a requirement of Rules 5600, 5250(b)(3) or 5250(d) shall submit to Nasdaq a written statement from an independent counsel in such company’s home country certifying that the company’s practices are not prohibited by the home country’s laws.

We understand the Company has elected to follow Cayman Islands practices in lieu of the requirements of Rule 5635 of the Nasdaq Stock Market Rules. Based on the above, we can confirm that:

A.	the Company has been duly incorporated as an exempted company with limited liability and is validly existing under the laws of the Cayman Islands; and
B.	the Company’s practice of following the provisions of the laws of the Cayman Islands and its amended and restated memorandum and articles of association in lieu of the Nasdaq Stock Market Marketplace Rules noted above is not prohibited under any statutory legal provision of the Cayman Islands or the Company’s amended and restated memorandum and articles of association.

For the purposes of this opinion, we have examined the Companies Act (As Revised) of the Cayman Islands, the amended and restated memorandum and articles of association of the Company adopted by a special resolution passed on 5 November 2021, and such other legislation and regulation as we deemed necessary or relevant, as in effect (and published or otherwise generally available) on the date of this opinion.

This opinion is confined to the matters expressly opined on herein and given on the basis of the laws of the Cayman Islands as they are in force and applied by the Cayman Islands courts at the date of this opinion. We have made no investigation of, and express no opinion on, the laws of any other jurisdiction. Specifically, we have made no independent investigation of the laws of the United States of America or the Nasdaq Stock Market Marketplace Rules and we have assumed that there is nothing under any other law or regulation that would affect or vary the above statements. We express no opinion as to matters of fact. We express no opinion with respect to the commercial terms of the transactions the subject of this opinion.

This opinion is rendered for your benefit and the benefit of your legal counsel (in that capacity only) in connection with the transactions contemplated by the Listing. It may be disclosed to your successors and assigns only with our prior written consent. It may not be disclosed to or relied on by any other party or for any other purpose.

Yours faithfully
/s/ Harney Westwood & Riegels
Harney Westwood & Riegels